   As filed with the Securities and Exchange Commission on September 22, 1999
                                                 REGISTRATION NO. 333- ________
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                           -------------------------
                             VSI ENTERPRISES, INC.
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                        84-1104448
     (State or other jurisdiction                           (I.R.S. Employer
   of incorporation or organization)                       Identification No.)

                           5801 GOSHEN SPRINGS ROAD
                            NORCROSS, GEORGIA 30071
                                 (770) 242-7566
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                  RICHARD E. HARRISON, CHIEF EXECUTIVE OFFICER
                            5801 GOSHEN SPRINGS ROAD
                            NORCROSS, GEORGIA 30071
                                 (770) 242-7566
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                    Copy to:
                            ROBERT T. MOLINET, ESQ.
                         SMITH, GAMBRELL & RUSSELL, LLP
                    1230 PEACHTREE STREET, N.E., SUITE 3100
                             ATLANTA, GEORGIA 30309
                                 (404) 815-3643

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

===========================================================================================================================
                                                        PROPOSED MAXIMUM         PROPOSED MAXIMUM
    TITLE OF EACH CLASS OF        AMOUNT TO BE         OFFERING PRICE PER       AGGREGATE OFFERING            AMOUNT OF
 SECURITIES TO BE REGISTERED       REGISTERED            SHARE (1) (2)              PRICE (1)              REGISTRATION FEE
 --------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
   $.001 per share............    4,121,355                     $0.594              $2,448,085                   $681
===========================================================================================================================

(1) The shares of common stock are being registered hereby for the account of certain shareholders of VSI Enterprises, Inc. No other shares of common stock are being registered pursuant to this offering. Pursuant to Rule 416, this registration statement also covers such indeterminate number of additional shares of common stock as may be issued because of future stock dividends, stock distributions, stock splits, or similar capital readjustments.
(2) Estimated solely for the purpose of calculating the filing fee pursuant to Rule 457(c) under the Securities Act of 1933.

                           -------------------------

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
===============================================================================

                SUBJECT TO COMPLETION, DATED SEPTEMBER 22, 1999

PROSPECTUS

                               4,121,355 SHARES

                             VSI ENTERPRISES, INC.

                                  COMMON STOCK


         This is a resale of VSI Enterprises, Inc. common stock by our shareholders.

         The common stock is traded on the Nasdaq SmallCap Market under the symbol "VSIN." On September 21, 1999, the last reported sale price for the common stock, as reported on the Nasdaq SmallCap Market, was $0.875 per share.


         INVESTING IN COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.


        PRICE TO THE PUBLIC: The selling shareholders may sell the common stock in one or more transactions through brokers in the over-the-counter market, in private transactions, or otherwise, at current market prices. Accordingly, sales prices will depend upon price fluctuations and the manner of sale.


         PROCEEDS TO SHAREHOLDERS: Proceeds to the selling shareholders will depend upon price fluctuations and the manner of sale.


         UNDERWRITING DISCOUNT: The selling shareholders may effect such transactions by selling to or through one or more broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, brokerage commissions or similar fees in amounts which may vary from transaction to transaction. Such brokerage commissions and charges and the legal fees, if any, will be paid by the selling shareholders. VSI Enterprises will bear all other expenses in connection with registering the shares being offered, which expenses are estimated to total approximately $30,000.


         PROCEEDS TO VSI ENTERPRISES: VSI Enterprises will not receive any of the cash proceeds from the sale of shares of common stock.





         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ----------------


                 The date of this Prospectus is _________, 1999

                             AVAILABLE INFORMATION

         VSI Enterprises is subject to informational requirements of the Securities Exchange Act of 1934. In accordance with the 1934 Act, VSI Enterprises files reports and other information with the Securities and Exchange Commission. Such reports and other information can be inspected and copied at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the Public Reference Room. VSI Enterprises' Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

         VSI Enterprises has filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the common stock being offered. This prospectus does not contain all the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this prospectus concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents previously filed with the Commission pursuant to the 1934 Act are hereby incorporated in this prospectus by reference:

         1. VSI Enterprises' Annual Report on Form 10-K for the year ended December 31, 1998;
         2. VSI Enterprises' Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;
         3. VSI Enterprises' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;
         4.       VSI Enterprises' Current Report on Form 8-K dated January 5,
                  1999;
         5.       VSI Enterprises' Current Report on Form 8-K dated August 31,
                  1999; and
         6. The description of VSI Enterprises' common stock contained in VSI Enterprises' registration statement on Form 8-A as filed with the Commission on November 12, 1991.

         All documents filed by VSI Enterprises pursuant to Section 13(a), 13(c), 14 or 15(d) of the 1934 Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. Any information incorporated by reference shall be modified or superseded by any information contained in this prospectus or in any other document filed later with the Commission which modifies or supersedes such information. Any information that is modified or superseded shall become a part of this prospectus as the information has been so modified or superseded.

         We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless such exhibits are specifically incorporated by reference into such documents). Please direct such requests to Investor Relations Department, VSI Enterprises, Inc., 5801 Goshen Springs Road, Norcross, Georgia 30071, telephone number (770) 242-7566.

                                  THE COMPANY

GENERAL

         VSI Enterprises, Inc. is an Atlanta-based telecommunications holding company. Our core business is the development, production, sale and service of software based audio/visual command and control systems and videoconferencing products which operate on PC platforms, through our wholly-owned subsidiary, Videoconferencing Systems, Inc. Additionally, we resell voice and data services and equipment on behalf of large telecommunications companies, through our majority-owned subsidiary, VSI Network Services, Inc. d/b/a Eastern Telecom, Inc. ("ETI"). Our common stock is publicly traded on the Nasdaq SmallCap Market, under the symbol "VSIN."

         In 1998, Videoconferencing Systems generated revenue of $13.6 million or approximately 70% of our total revenues. Customers include corporations, educational institutions, state and federal governments and health care providers, primarily in the United States and Europe.

         Among Videoconferencing Systems' largest customers are Bell Atlantic, Bank of America, Boeing, General DataComm, Hoffmann-LaRoche and Lockheed-Martin. On average, 75% of Videoconferencing Systems' revenues each year come from existing customers. The balance of our 1998 revenues of $5.9 million was generated primarily through Eastern Telecom's voice and data services and equipment reselling business. Eastern Telecom is one of Bell Atlantic's largest agents and serves business accounts with less than $250,000 in annual billings.

         A typical Videoconferencing Systems customer is a large, multi-site organization that utilizes sophisticated audio, video and communications network technologies that require complex command and control solutions and superior after-the-sale service. Historically, Videoconferencing Systems has utilized a direct sales model. However, in order to grow sales and to reach and maintain profitability, management believes that Videoconferencing Systems can better leverage its technological and service competencies by marketing and selling its products through third party resellers and system integrators, and by entering new markets for its patented Omega technology.

         This strategic shift resulted from a thorough review and analysis of VSI Enterprises conducted by former President & CEO Judi North, who began the project soon after joining VSI Enterprises in October 1997, and by Chairman Larry Carr. We have closed operations that were unprofitable or inconsistent with its core strategy, reduced administrative overhead and negotiated the restructuring of our short- and long-term debt. Videoconferencing Systems has implemented a new pricing strategy thereby improving gross margins, instituted more focused marketing and sales support campaigns and has realigned its videoconferencing product families. Once fully implemented, Videoconferencing Systems' shift to channel resellers should expand sales, lower the cost of sales and shorten the sales cycle for its products and services. Eastern Telecom has broadened its product offerings to include Lucent Technologies phone hardware, thus further diversifying its revenue stream.

         These strategic actions have enabled Videoconferencing Systems to reposition its product line in order to expand its presence in the $120 million audio/visual command and control systems market. This market, which to some degree overlaps the high-end videoconferencing market already served by Videoconferencing Systems, is almost exclusively maintained by thousands of resellers and system integrators. Videoconferencing Systems' products are being re-engineered such that they may also be sold through these third party channels. We believe that, once product development has been completed, Videoconferencing Systems will offer a functionally superior and lower cost, fully integrated solution providing command and control and remote diagnostics for audio, visual and room environment devices and for network connectivity. Videoconferencing Systems has already experienced success in this market, having recently completed approximately $1.7 million of custom command and control projects for two long-time customers.

         Once established in the AV command and control market, we envision developing additional applications for other command and control system markets (including process control applications in manufacturing environments and the burgeoning home entertainment market) that may involve licensing aspects of the patented Omega technology to manufacturers, in addition to third-party reseller channels.

         We incorporated under the laws of Delaware on September 19, 1988 as Fi-Tek III, Inc. to raise capital and to seek out business opportunities in which to acquire an interest. On August 21, 1990, we acquired 89.01% of the total common stock and common stock equivalents then issued and outstanding of Videoconferencing Systems, Inc., a Delaware corporation. Videoconferencing Systems was founded in 1985 through the acquisition of a portion of the assets of a Sprint Corporation videoconferencing subsidiary. In December 1990, we changed our name from Fi-Tek III, Inc. to VSI Enterprises, Inc. During the first half of 1991, we acquired the remaining additional outstanding shares of common stock of Videoconferencing Systems.

         In addition to our Videoconferencing Systems and Eastern Telecom subsidiaries, we conducted our operations in 1998 through the following three subsidiaries:

- Videoconferencing Systems, n.v., otherwise known as VSI Europe, is a distributor of our videoconference systems in Europe and has installed videoconference room systems in Europe.
         VSI Europe has offices located in London and Antwerp.
- VSI Solutions, Inc. is a software company whose products include a reservation system for the management of videoconferencing systems. We closed VSI Solutions on June 30, 1999, upon the completion of a contract with a customer and the sale of our reservation system source code.
-        VSI Network Services, Inc., d/b/a Integrated Network Services, Inc.
         was engaged in the design, installation and support of local and wide area networks. Integrated Network Services was an integration firm specializing in the connectivity of multi-protocol environments, ranging from small, local area networks to large, enterprise-wide networks employing WAN technologies to connect multiple sites. Integrated Network Services discontinued operations in December 1998 and has filed for protection under Chapter 7 of the U.S. Bankruptcy Code.

         We operate through two primary reportable segments: (1) videoconferencing and control systems and (2) through our Eastern Telecom subsidiary, telephone network reselling.

         On January 15, 1999, we implemented a 1-for-4 reverse split of the shares of our common stock. All share and per share amounts included in this report reflect the effects of the reverse split.

         Our principal executive offices and manufacturing facilities are located at 5801 Goshen Springs Road, Norcross, Georgia 30071, and our telephone number is (770) 242-7566.

RECENT DEVELOPMENTS

         Debt Restructuring. On August 31, 1999, we restructured our debt with Thomson Kernaghan & Co., Ltd., which totaled $1,089,750 at August 31, 1999. We made a cash payment of $150,000 at closing, and the remaining balance was exchanged for a 7% Secured Convertible Debenture, with a one year term. The Debenture is secured by a lien on our ownership interest in ETI, which is junior to our converting term note holders and new investors, as discussed below. ETI is a marketer and reseller of telecommunications services and products. Additionally, under the terms of the agreement, Thomson Kernaghan released its existing security interest in our patents. Thomson Kernaghan has the option to commence converting the Debenture into shares of our common stock at the initial rate of 7.5% per month beginning January 1, 2000. This rate will increase to 15% per month commencing April 1, 2000. The conversion price is the lesser of $1.00 per share or the five-day average closing bid price of the our common stock prior to the date of any such conversion, with a floor of $0.50 per share. Furthermore, Thomson Kernaghan has the option of converting the Debenture into shares of ETI common stock at any time and at the rate of one share of ETI common stock for each $6.50 of principal so converted. Any remaining balance of the Debenture will be payable on the maturity date.

         As part of closing the Thomson Kernaghan transaction, $1,213,000 of our 18-month term notes due March 31,2000 were converted into 195,099 shares of ETI common stock which were owned by us, representing a 19.5% minority interest in ETI. In addition, $1,040,000 of new capital was raised by selling a 16.0% minority interest in ETI. The consideration received for the sale of shares of common stock of ETI was based on an internal valuation of ETI. We still hold the remaining 64.5% majority ownership interest in ETI.

         Participants in the term note conversion and new equity participants also received 1,098,492 and 396,497 warrants to acquire shares of our common stock at an exercise price of $0.50 and $1.00 per share, respectively. Under the terms of the Thomson Kernaghan agreement, we have undertaken to sell our remaining interest in ETI at not less than fair market value, provided the terms of any such transaction are otherwise acceptable to us. Additionally, ETI's minority shareholders have a put option, which gives them the right to put their ETI shares back to us after one year, and we have a call option to reacquire shares of ETI at any time, both at a price of $6.50 per share of ETI common stock.

         Management Changes. On May 1, 1999, we entered into consulting agreements with Dallas, Texas based venture capital, merchant banking and consulting firm, Taconic Partners, L.L.C., and with Karen Franklin to assist with our ongoing and anticipated operational and financial restructuring. On June 7, 1999, Ms. Franklin replaced interim Chief Financial Officer, Sam Horgan. On June 8, 1999, we announced that President and Chief Executive Officer Judi North would be resigning her position, effective June 11, 1999, for personal reasons. Mrs. North was replaced, on an interim basis, by Richard
E. Harrison, President of Taconic Partners. Concurrent with the announcement of Ms. North's resignation, we promoted Rick Egan to President of our Videoconferencing Systems subsidiary. Ms. North remains on our board of directors.

         Richard E. Harrison, age 41, is the President and a Manager of Taconic Partners, L.L.C., a Dallas, Texas based venture capital, merchant banking and consulting firm. Since October 1996, Mr. Harrison has served as Chairman, President and CEO of OHA Financial, Inc., an affiliated investment of Taconic engaged in the specialty finance industry. Before founding Taconic Partners, Inc. in 1990

(predecessor to Taconic Partners, L.L.C.), Mr. Harrison was a senior consultant with Towers Perrin, where he specialized in post-merger integration of operations and organizations for larger international companies. Prior to joining Towers Perrin, Mr. Harrison worked for Thomson McKinnon in corporate finance. Before that, Mr. Harrison was on the marketing staff of Reliance Electric Company. Mr. Harrison holds a B.B.A. degree in Finance from Baylor University and an M.B.A. degree from the University of Texas at Austin where he graduated with honors.

         Karen T. Franklin, age 42, served as Controller of OHA Financial, Inc. from September 1997 through May 1999. Previously, she had served as Director of Financial Accounting for Jayhawk Acceptance Corporation, a publicly held specialty finance company, and in managerial positions with PricewaterhouseCoopers, Nations Credit Corporation and US Trails, Inc. She holds a master of science degree in accounting from the University of North Texas. She is a Certified Public Accountant.

         Nasdaq Listing. On April 19, 1999, we were informed by the Nasdaq Stock Market Inc. that we no longer meet the requirements for continued listing on the Nasdaq SmallCap Market, due to deficiencies in the net tangible assets requirement and the minimum bid price requirement. Nasdaq initiated a review of our eligibility for continued listing, and requested that we submit by May 3 a detailed proposal for achieving compliance as well as a discussion of our plans to address specific concerns highlighted by our independent auditor in our 1998 Form 10-K. We submitted a detailed proposal and discussion of all relevant issues by the May 3 deadline.

         On June 25, 1999, Nasdaq notified us that our common stock would be delisted from the Nasdaq SmallCap Market on July 6 unless we filed an appeal and request for a hearing with the Nasdaq Listing Qualifications Panel. We filed the appeal and request for hearing on July 1, thereby staying the delisting order. The hearing was held on August 19, 1999. Our common stock will continue to be listed on the Nasdaq SmallCap Market without restriction until the Nasdaq Listing Qualifications Panel renders a decision.

         Following the panel's decision, we will either be granted more time to regain compliance or the shares will be delisted to the OTC Bulletin Board. Delisting to the OTC Bulletin Board may adversely affect the trading market for the common stock, as price quotations for the common stock may not be as readily obtainable.

         Proposed Sale of VSI Europe. Currently, we are negotiating an agreement to sell 76% of the capital stock of our European subsidiary, VSI Europe, n.v., to certain members of VSI Europe's executive management team. As a condition of such sale, we must be released from all liabilities including certain guarantees under VSI Europe's bank credit agreements. Concurrent with the sale, VSI Enterprises and VSI Europe have agreed to enter into a non-exclusive reseller agreement wherein VSI Europe will retain the right to market our videoconferencing product line in Europe.

                                  RISK FACTORS

         An investment in our common stock involves a high degree of risk. You should carefully consider the risks below and other information in this prospectus before deciding to invest in our common stock. We are subject to the risks associated with being wholly dependent upon the performance of our subsidiaries. The following summarizes the risks inherent in our business.

VSI ENTERPRISES WILL REQUIRE ADDITIONAL CAPITAL TO FINANCE OUR OPERATIONS

         We will require additional capital or other financing to finance our operations, new market development and continued growth. We may seek additional equity financing through the sale of securities on a public or a private placement basis on such terms as are reasonably attainable. There can be no assurance that we will be able to obtain such financing when needed, or that if obtained, it will be sufficient or on terms and conditions acceptable to us. Sales and potential sales of substantial amounts of our common stock included in the registration in the public market could adversely affect the prevailing market prices for the common stock and impair our ability to raise additional capital through the sale of equity securities.


WE HAVE NO HISTORY OF PROFITABILITY

         After 13 years of operations, we have not reported any profits for a full year of operations. There can be no certainty regarding our ability to achieve or sustain profitability in the future. Whether or not we are able to operate profitably, we will require additional capital to finance our operations.

OUR ANTICIPATED GROWTH DEPENDS ON THE DEVELOPMENT OF PRODUCTS AND SERVICES FOR THE COMMAND AND CONTROL MARKETS

         Our core technology, developed for videoconferencing applications, can also be used as the foundation for products and services in other markets, particularly for command and control applications for general business and industrial users. Entering that market successfully will require sufficient capital for further software product development, and the creation of sales channels and a marketing support team. The inability to secure sufficient capital or the failure to create a strong sales channel/marketing support organization could result in a failed effort to penetrate these new markets, and adversely affect operating results and cash flow.


OUR SUCCESS DEPENDS UPON FINANCING AND INTEGRATING ACQUISITIONS WITH OUR EXISTING OPERATIONS

         An important element of our growth strategy is to expand when appropriate through acquisitions. Our future success is dependent upon our ability to finance and effectively integrate acquired businesses with our operations. There can be no assurance that future acquisitions will be successfully integrated or that any such acquisition will otherwise be successful. In addition, our financial performance is now and will continue to be subject to various risks associated with the acquisition of businesses, including the financial effects associated with the integration of such businesses. There can be no assurance that our acquisition strategy will be successful.

IF WE FAIL TO DEVELOP COMPETITIVE PRODUCTS IN RESPONSE TO TECHNOLOGICAL CHANGES, OUR BUSINESS COULD BE NEGATIVELY AFFECTED

         The market for our products is characterized by rapidly changing technology, evolving industry standards and frequent product introductions. Product introductions are generally characterized by increased functionality and better picture quality at reduced prices. The introduction of products embodying new technology may render existing products obsolete and unmarketable. Our ability to successfully develop and introduce on a timely basis new and enhanced products that embody new technology, and achieve levels of functionality and prices that are acceptable to the market will be a significant factor in our ability to grow and to remain competitive. If we are unable, for technological or other reasons, to develop competitive products in a timely manner in response to changes in the industry, our business and operating results will be materially and adversely affected.


WE WILL BE VERY DEPENDENT ON THIRD PARTIES

         Substantially all of our videoconferencing components, subsystems and assemblies are made by outside vendors. Disruption in supply, a significant increase in price of one or more of these components or failure of a third-party supplier to remain competitive in functionality or price could have a material adverse effect on our business and operating results. There can be no assurance that we will not experience such problems in the future. Similarly, excessive rework costs associated with defective components or process errors associated with our anticipated new product line of videoconferencing systems could adversely affect our business and operating results.

OUR FINANCIAL CONDITION MAY BE ADVERSELY AFFECTED BY A NUMBER OF RISKS INHERENT IN INTERNATIONAL SALES AND OPERATIONS WHICH ARE BEYOND OUR CONTROL

         During the year ended December 31, 1998, revenues from international sales represented approximately 27% of our net product sales, as compared to 14% of net product sales during the year ended December 31, 1997. Our profitability and financial condition therefore will be impacted by the success of these foreign operations. International sales and operations are subject to inherent risks beyond our control, including:

- difficulties and delays in obtaining pricing approvals and reimbursement,
-        unexpected changes in regulatory requirements,
-        tariffs and other barriers,
-        political instability,
-        difficulties in staffing and managing foreign operations,
-        longer payment cycles; and
- greater difficulty in accounts receivable collection and adverse tax consequences.

         Currency translation gains and losses on the conversion to United States dollars from international operations could contribute to fluctuations in our results of operations. If for any reason exchange or price controls or other restrictions on the conversion or repatriation of foreign currencies were imposed, our operating results could be adversely affected. There can be no assurance that these factors will not have an adverse impact on our future international sales and operations and, consequently, on our operating results.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY THE LOSS OF A MAJOR CUSTOMER

         We sell videoconferencing systems and related control services and network services to a number of major customers. During the year ended December 31, 1998, approximately 37% of our revenues were from Bell Atlantic. There can be no assurance that the loss of this or other customers will not have an adverse effect on our operations.


OUR SUCCESS LARGELY DEPENDS UPON THE SKILL AND EXPERIENCE OF OUR MANAGEMENT AND TECHNICAL EMPLOYEES

         Our development, management of our growth and other activities depend on the efforts of key management and technical employees. Competition for such persons is intense. We use incentives, including competitive compensation and stock option plans, to attract and retain well-qualified employees. There can be no assurance, however, that we will continue to attract and retain personnel with the requisite capabilities and experience. The loss of one or more of our key management or technical personnel also could adversely affect our operations. We do not have long-term employment agreements with our key management personnel or technical employees. Our future success is also dependent upon our ability to effectively attract, retain, train, motivate and manage our employees. Failure to do so could have a material adverse effect on our business and operating results.


WE EXPECT COMPETITORS MAY ENTER THE MARKET WHICH HAVE FAR GREATER TECHNICAL AND FINANCIAL RESOURCES THAN WE HAVE

         Competition in the video communications and command and control markets is intense. In the videoconferencing market, our primary competitors are PictureTel Corporation, VTEL Corporation and Polycom Inc. In the command and control market, our primary competitors are Panja, Inc. and Crestron Electronics, Inc. We expect other competitors, some with significantly greater technical and financial resources, may enter these markets. If we cannot continue to offer new videoconferencing and command and control products with improved performance and reduced cost, our competitive position will erode. Moreover, competitive price reductions may adversely affect our results of operations.


FLUCTUATIONS IN OUR QUARTERLY PERFORMANCE COULD ADVERSELY AFFECT OUR TOTAL REVENUES AND NET INCOME LEVELS

         Our product sales have historically been derived primarily from the sale of videoconferencing systems and related equipment, the market for which is still developing. In addition, our revenues occur predominantly in the third month of each fiscal quarter. Accordingly, our quarterly results of operations are difficult to predict, and delays in the closing of sales near the end of the quarter could cause quarterly revenues and, to a greater degree, operating and net income to fall substantially short of anticipated levels. Our total revenues and net income levels could also be adversely affected by:

-        cancellations or delays of orders,

-        interruptions or delays in the supply of key components,
-        changes in customer base or product mix,
-        seasonal patterns of capital spending by customers,
- delays in purchase decisions due to new product announcements by us or our competitors; and
-        increased competition and reductions in average selling prices.

WE HAVE NO ASSURANCE OF A CONTINUED TRADING MARKET IN OUR COMMON STOCK

         Our common stock is traded on the Nasdaq SmallCap Market. While we believe there are several securities broker/dealers making a market in our common stock, there is no assurance that a public market for our common stock will continue to be made or that persons purchasing our securities will be able to avail themselves of a public trading market for the common shares in the future.

         For our common stock to be eligible for continued listing on the Nasdaq SmallCap Market, the common stock must, among other things, have a minimum bid price per share of $1.00 and net tangible assets of not less than $2.0 million. Our common stock currently is trading at a price below $1.00 per share and, as a result of the 1998 net loss, net tangible assets are less than $2.0 million, putting VSI Enterprises in jeopardy of falling out of compliance with Nasdaq's continued listing requirements. There can be no assurance that we will remain in compliance with Nasdaq's continued listing requirements.

         On June 25, 1999, Nasdaq notified VSI Enterprises that our common stock would be delisted from the Nasdaq SmallCap Market on July 6 unless we filed an appeal and request for a hearing with the Nasdaq Listing Qualifications Panel. We filed the appeal and request for hearing on July 1, thereby staying the delisting order. The hearing was held on August 19, 1999. Our common stock will continue to be listed on the Nasdaq SmallCap Market without restriction until the Nasdaq Listing Qualifications Panel renders a decision.

         Following the panel's decision, we will either be granted more time to regain compliance or the shares will be delisted to the OTC Bulletin Board. Delisting to the OTC Bulletin Board may adversely affect the trading market for the common stock, as price quotations for the common stock will not be as readily obtainable.


WE DO NOT EXPECT TO PAY DIVIDENDS ON COMMON STOCK FOR THE FORESEEABLE FUTURE

         We have never paid cash dividends on our common stock and have no plans to pay cash dividends in the foreseeable future. The policy of our board of directors is to retain all available earnings for use in the operation and expansion of our business.


IF WE ISSUE PREFERRED STOCK, THE VALUE OF OUR COMMON STOCK MAY DECREASE

         We are authorized to issue up to 800,000 shares of preferred stock, $.00025 par value. Preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors, without further action by stockholders, and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion and redemption rights and sinking fund provisions. No preferred stock is currently outstanding, and we have no present plans to issue any preferred stock. The issuance of any preferred stock could affect the rights of the holders of common stock, and therefore, reduce the value of the common stock and make it less likely that holders of common stock would receive a premium for the sale of their shares of common stock. In particular, specific rights granted to future holders of preferred stock could be issued to restrict our ability to merge with or sell our assets to a third party.


                                USE OF PROCEEDS

         We will not receive any of the cash proceeds from the sale of shares of the common stock by the selling shareholders. We will receive proceeds from the exercise of stock purchase warrants. Such proceeds will be used for general corporate purposes, including working capital.

                              SELLING SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our common stock as of September 1, 1999 by the shareholders who are offering securities pursuant to this prospectus. Beneficial ownership includes shares for which an individual, directly or indirectly, has or shares, voting or investment power or both. All of the listed persons have sole voting and investment power over the shares listed opposite their names unless otherwise indicated in the notes below.

                                                          BEFORE THE OFFERING                           AFTER THE OFFERING
                                                       -----------------------                        ---------------------
                                                          NUMBER                     SECURITIES TO      NUMBER
NAME OF BENEFICIAL                                     BENEFICIALLY   PERCENT          BE SOLD       BENEFICIALLY  PERCENT
     OWNER                                                OWNED       OF CLASS      IN OFFERING (1)     OWNED      OF CLASS
------------------------                               ------------   --------      ---------------  ------------  --------

Acis, Inc.                                               500,000         3.9            500,000             0          0
Andover Real Estate Services, Inc.                        10,503          *              10,503             0          0
Sharon Carr and Larry Carr TIC  (2)                      700,906 (3)     5.6            150,037       550,869 (3)     4.4
Chester C. Cavoli                                          9,377          *               9,377             0          0
Rodney J. Conard                                           3,751          *               3,751             0          0
Namasshaya Doddi                                           7,502          *               7,502             0          0
Rick Egan (4)                                             10,325 (5)      *               3,751         6,574 (5)      *
Bruce M. Fogel                                             3,751          *               3,751             0          0
Ambrose W. Givens, Sr.                                    37,510          *              37,510             0          0
Karen T. Franklin (6)                                     50,000          *              50,000             0          0
Richard E. Harrison (7)                                  800,000 (8)     6.1            800,000 (8)         0          0
A. John Knapp, Jr.                                        73,008 (9)      *              73,008 (9)         0          0
Maurice and Mary-Ann LaFlemme, JT                          3,751          *               3,751             0          0
Francis W. Marceau and Linda Dupont, JT                    3,751          *               3,751             0          0
Julia B. North (10)                                       82,501(11)      *               3,751        78,750(11)      *
OHA Financial, Inc.                                      500,000         3.9            500,000             0          0
Harlan Platt (12)                                         32,988(13)      *               3,751        29,237(13)      *
Edward S. Redstone (14)                                1,488,629(15)    11.5            575,019       913,610(15)     7.4
Richard Allen Schubert                                    22,505(16)      *              22,505(16)         0          0
Walter W. Sessions                                         9,377          *               9,377             0          0
Richard K. Snelling                                       37,510          *              37,510             0          0

                                                          BEFORE THE OFFERING                            AFTER THE OFFERING
                                                       -----------------------                        -----------------------
                                                          NUMBER                     SECURITIES TO       NUMBER
NAME OF BENEFICIAL                                     BENEFICIALLY    PERCENT          BE SOLD       BENEFICIALLY   PERCENT
     OWNER                                                OWNED       OF CLASS      IN OFFERING (1)       OWNED      OF CLASS
------------------------                               ------------   --------      ---------------   ------------   --------

James H. Stewart                                           1,876          *               1,876             0            0
Thomson Kernaghan & Co., Ltd.                          1,913,875(17)    13.5          1,913,875(17)         0            0
Thomas E. Van Lente                                        3,751          *               3,751             0            0
Vital Resources profit Sharing Trust,                      3,751          *               3,751             0            0
      FBO Francis J. Knott
A. Max Walker                                             37,510                          3,751             0            0
Walter J. Wisialko                                         3,751          *               3,751             0            0
                                                                                      ---------
         Total                                                                        4,121,355
                                                                                      =========

------------------
 *  Less than 1% of outstanding shares.

(1) Except for shares of common stock to be sold by Acis, Inc. and Thomson Kernaghan & Co., Ltd., the shares of common stock to be sold in this offering represent shares issuable by VSI Enterprises upon the exercise of presently exercisable stock purchase warrants.

(2) Mr. Carr serves as Chairman of the Board of VSI Enterprises. Mr. Carr's business address is 1301 South Bowen Road, Suite 335, Arlington, Texas 76013.

(3) Includes 86,250 shares subject to presently exercisable stock options and stock purchase warrants.

(4) Mr. Egan serves as President of Videoconferencing Systems, Inc., a subsidiary of VSI Enterprises.

(5) Includes 4,074 shares of common stock subject to presently exercisable stock options.

(6)      Ms. Franklin serves as Chief Financial Officer of VSI Enterprises.

(7) Mr. Harrison serves as Chief Executive Officer of VSI Enterprises. Mr. Harrison's business address is 5801 Goshen Springs road, Norcross, Georgia 30071.

(8) Includes warrants to purchase 500,000 shares of common stock held by OHA Financial, Inc., of which Mr. Harrison serves as President and a director.

(9) Includes warrants to purchase 3,751 shares of common stock held jointly with Richard Allen Schubert and warrants to purchase 10,503 shares of common stock held by Andover Real Estate Services, Inc., an entity controlled by Mr. Knapp.

(10)     Ms. North serves as a director of VSI Enterprises.

(11) Includes 75,000 shares of common stock subject to presently exercisable stock options.

(12)     Mr. Platt serves as a director of VSI Enterprises.

(13) Includes 25,000 shares of common stock subject to presently exercisable stock options.

(14) Mr. Redstone serves as a director of VSI Enterprises. Mr. Redstone's business address is 222 Merrimack Street, Suite 210, Lowell, Massachusetts 01852.

(15) Includes 16,250 shares of common stock subject to presently exercisable stock options.

(16) Includes warrants to purchase 3,751 shares of common stock owned jointly with A. John Knapp.

(17) Represents shares of common stock issuable by VSI Enterprises upon conversion of 7% convertible debentures due August 2000. The convertible debentures are convertible into shares of common stock on the basis of a floating conversion ratio depending, in part, on the market price of the Company's stock at the time of conversion and, therefore, cannot be determined at this time. The number of shares of Company Common Stock listed as beneficially owned by the selling shareholder assumes that all of the convertible debentures beneficially owned by such shareholder were converted on September 1, 1999, which represents the maximum number of shares into which the debenture can be converted. Also includes 34,375 shares of Common Stock issuable upon the exercise of immediately exercisable stock purchase warrants.

                           DESCRIPTION OF SECURITIES

         The authorized capital stock of VSI Enterprises consists of 40,000,000 shares of common stock of $.001 par value and 800,000 shares of preferred stock of $.00025 par value, issuable in series, the relative rights and preferences of which may be designated by the board of directors.

COMMON STOCK

         Each record holder of common stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. Cumulative voting for the election of directors is not permitted by the certificate of incorporation. Holders of outstanding common shares are entitled to those dividends declared by the board of directors out of legally available funds; and, in the event of liquidation, dissolution, or winding up of the affairs of VSI Enterprises, holders are entitled to receive, ratably, the net assets of VSI Enterprises available to holders of common shares after distribution is made to the preferred stockholders. Holders of outstanding common shares have no preemptive, conversion, or redemptive rights. All of the issued and outstanding common shares are, and all unissued shares when issued pursuant to the exercise of warrants will be, duly authorized, validly issued, fully paid, and nonassessable.

PREFERRED STOCK

         VSI Enterprises is authorized to issue up to 800,000 shares of $.00025 par value preferred stock, none of which is outstanding. The board of directors has the power, without further action by the stockholders, to divide any and all shares of preferred stock into a series. The board also has the power to fix and determine the relative rights and preferences of the preferred stock, such as the designation of series and the number of shares constituting such series, dividend rights, redemption and sinking fund provisions, liquidating and dissolution preferences, conversion or exchange rights and voting rights, if any.


         Issuances of preferred stock by the board of directors may result in such shares having senior dividend and/or liquidation preferences to the holders of shares of common stock and may dilute the voting rights of such holders. Issuances of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting rights of holders of the common stock. In addition, the issuance of preferred stock could make it more difficult for a third party to acquire a majority of the outstanding voting stock. Accordingly, the issuance of preferred stock may be used as an anti-takeover device without further action on the part of the stockholders of VSI Enterprises. VSI Enterprises has no present plans to issue any shares of preferred stock.

TRANSFER AGENT

         SunTrust Bank, Atlanta, acts as the Transfer Agent for the common shares of VSI Enterprises.


                              PLAN OF DISTRIBUTION


         VSI Enterprises is registering the shares on behalf of the selling shareholders. Selling shareholders include donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. All costs, expenses and fees in connection with the registration of the shares offered by this prospectus will be borne by VSI Enterprises. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling shareholders.

         Sales of shares may be effected by selling shareholders from time to time in one or more types of transactions (which may include block transactions) on Nasdaq, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers.

         The selling shareholders have advised VSI Enterprises that they have not entered into any agreements, understandings or arrangements with any underwriters or brokers-dealers regarding the sale of their securities. In addition, there is not an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

         The selling shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both. The compensation paid as to a particular broker-dealer might be in excess of customary commissions.

         The selling shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act. And, any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

         Because selling shareholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of The Nasdaq Stock Market pursuant to Rule 153 under the Securities Act. VSI Enterprises has informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         Selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such rule.

         One of the selling shareholders, Thomson Kernaghan, has the option to commence converting the Debenture into shares of common stock at the initial rate of 7.5% per month beginning January 1, 2000. This rate will increase to 15% per month commencing April 1, 2000. See "The Company -- Recent Developments -- Debt Restructuring."

         Upon VSI Enterprises being notified by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act. The supplement shall disclose (1) the name of each such selling shareholder and of the participating broker-dealer(s), (2) the number of shares involved, (3) the price at which such shares were sold, (4) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (5) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (6) other facts material to the transaction. In addition, upon VSI Enterprises being notified by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed.

                                 LEGAL MATTERS

         Certain legal matters in connection with the offering are being passed upon for VSI Enterprises by Smith, Gambrell & Russell, LLP, Suite 3100, 1230 Peachtree Street N.E., Atlanta, Georgia 30309. As of September 1, 1999, Smith, Gambrell & Russell, LLP owned an aggregate of 25,000 shares of common stock.

                                    EXPERTS

         The consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1998 and 1996, incorporated by reference in this registration statement and prospectus, to the extent and for the periods indicated in their reports, have been audited by Grant Thornton LLP, independent public accountants, and are incorporated by reference in reliance upon the authority of said firm as experts in accounting and auditing.

         The consolidated financial statements and schedules of VSI Enterprises, Inc. and subsidiaries as of and for the year ended December 31, 1997, incorporated by reference in this prospectus and elsewhere in the registration statement, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

================================================================================
       NO DEALER, SALESPERSON, OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS,
AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VSI ENTERPRISES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED BY THIS PROSPECTUS IN ANY JURISDICTION OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES
CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF VSI ENTERPRISES SINCE THE DATE HEREOF.



                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Available Information........................................................  2
Incorporation of Certain
  Documents by Reference.....................................................  2
The Company..................................................................  3
Risk Factors.................................................................  7
Use of Proceeds.............................................................. 11
Selling Shareholders......................................................... 11
Description of Securities.................................................... 13
Plan of Distribution......................................................... 14
Legal Matters................................................................ 15
Experts...................................................................... 15

================================================================================
================================================================================

                             VSI ENTERPRISES, INC.





                                4,121,355 SHARES

                                 COMMON  STOCK




                              P R O S P E C T U S






                             ________________, 1999










                            5801 GOSHEN SPRINGS ROAD
                            NORCROSS, GEORGIA 30071
                                 (770) 242-7566

================================================================================

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Set forth below are estimates of the fees and expenses payable by the Company in connection with the offer and sale of the Common Stock:

                  SEC Registration Fee..........................................          $   681
                  Blue Sky Qualification Fees and Expenses......................            1,500
                  Legal Fees and Expenses.......................................           10,000
                  Accounting Fees and Expenses..................................           15,000
                  Transfer Agent Fees...........................................            1,000
                  Printing, Materials, and Postage..............................            1,500
                  Miscellaneous Expenses........................................              319
                                                                                          -------

                          Total.................................................          $30,000
                                                                                          =======

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's Certificate of Incorporation provides that in actions other than in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges, expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the Company.

         With respect to actions by or in the right of the Company, the Company indemnifies directors and officers of the Company against costs, charges and expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of any action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company; except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the court shall deem proper.

         The indemnification provisions contained in the Company's Certificate of Incorporation are substantially coextensive with the provisions of Section 145 of the Delaware General Corporation Law, which sets forth the applicable terms, conditions and limitations governing the indemnification of officers, directors and other persons.

ITEM 16.  EXHIBITS.

         The following exhibits are filed with this Registration Statement.

      EXHIBIT NO.            DESCRIPTION OF EXHIBIT
      -----------            ----------------------

          5.1     - Opinion of Smith, Gambrell & Russell, LLP

         23.1     - Consent of Grant Thornton LLP

         23.2     - Consent of Arthur Andersen LLP

         23.3     - Consent of Smith, Gambrell & Russell (contained in their opinion filed as
                      Exhibit - 5.1 hereto)

         24.1     - Powers of Attorney (contained on signature page to this
                    Registration Statement)

ITEM 17.  UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referred to in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Norcross, State of Georgia, on the 21st day of September, 1999.

                                     VSI ENTERPRISES, INC.


                                     By:  /s/ Richard E. Harrison
                                         -------------------------------------
                                         Richard E. Harrison, Chief Executive
                                         Officer (Principal Executive Officer)

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard E. Harrison and Larry M. Carr and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him, in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, including a registration statement filed under Rule 462(b) of the Securities Act of 1933, as amended, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the following capacities on the dates indicated.

              Signature                                              Title                             Date
              ---------                                              -----                             ----

       /s/ Richard E. Harrison                               Chief Executive Officer           September 21, 1999
--------------------------------------
           Richard E. Harrison

       /s/ Karen T. Franklin                                 Chief Financial Officer           September 21, 1999
--------------------------------------                       (Principal Financial and
           Karen T. Franklin                                   Accounting Officer)


       /s/ Larry M. Carr                                            Director                   September 21, 1999
--------------------------------------
           Larry M. Carr

       /s/ Harlan D. Platt                                          Director                   September 21, 1999
--------------------------------------
           Harlan D. Platt

       /s/ Julia B. North                                           Director                   September 21, 1999
--------------------------------------
           Julia B. North

       /s/ Edward S. Redstone                                       Director                   September 21, 1999
--------------------------------------
           Edward S. Redstone

                                 EXHIBIT INDEX

         Exhibit
         Number                              Description of Exhibit
         ------                              ----------------------


           5.1                       Opinion of Smith, Gambrell & Russell, LLP

          23.1                       Consent of Grant Thornton LLP

          23.2                       Consent of Arthur Andersen LLP